

12060021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **67841**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2011** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Victor Securities Inc. (formerly Permac Securities, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Ave, Building #3
(No. and Street)

Englewood	**NJ**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pawluk **646-545-3856**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

413

OATH OR AFFIRMATION

I, **Kevin Bakhler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Victor Securities Inc. (formerly Permac Securities, Inc.), as

of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 12



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTOR SECURITIES, INC.
(FORMERLY PERMAC SECURITIES, INC.)

Statement of Financial Condition

December 31, 2011

VICTOR SECURITIES, INC.
(FORMERLY PERMAC SECURITIES, INC.)

DECEMBER 31, 2011

INDEX


CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Victor Securities, Inc. (formerly known as Permac Securities, Inc.)
New York, New York

We have audited the accompanying statement of assets, liabilities, and shareholder's equity of Victor Securities, Inc. (formerly known as Permac Securities, Inc.) (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Victor Securities, Inc. (formerly known as Permac Securities, Inc.) at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP
February 28, 2012


NEXIA
INTERNATIONAL

VICTOR SECURITIES, INC.
(FORMERLY PERMAC SECURITIES, INC.)

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

DECEMBER 31, 2011

ASSETS		
Cash	$	162,315
Deposits with Clearing Broker		1,100,065
Due from Clearing Broker		340,182
Securities owned, at market		330,604
Due From Affiliate		224,000
Accounts Receivable		63,783
Prepaid Expenses		8,643
TOTAL ASSETS	$	2,229,592
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable and Accrued Expenses	$	349,773
Due to Clearing Broker		330,604
Due to Affiliates		88,823
TOTAL LIABILITIES		769,200
Capital Stock $20 par value; 500 shares authorized, 500 shares issued and outstanding		10,000
Paid In Capital		1,603,057
Accumulated Deficit		(152,665)
		1,460,392
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,229,592

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

Effective 2011, the firm changed its name from Permac Securities, Inc. to Victor Securities, Inc.

Victor Securities, Inc., a Pennsylvania corporation (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged as an introducing broker to Penson Financial Services, Inc. ("Penson") and Merrill Lynch Professional Clearing Corp. ("MLPRO"). The Company's revenues are earned primarily by charging volume-based commission and balance based financing overrides as an introducing broker. The Company's clients consist materially of hedge funds, proprietary traders and other broker-dealers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk
The Company is engaged in various non-principal based investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

The Company's revenues based on securities transactions are recognized on a trade date basis.

Accounts Receivable
Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based on historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

Recent Accounting Pronouncements
The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2011.

	Fair Value	Fair Value Hierarchy
Assets		
Securities owned	$ 330,604	Level 1

NOTE 4-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the company's net capital was $1,153,339 which was $1,124,099 in excess of its required net capital of $ 29,240,. The company's aggregate indebtedness to net capital ratio was .380 to 1.

NOTE 5-OFF BALANCE SHEET RISK

Pursuant to clearing arrangements with Penson and MLPro, collectively "the Clearing Brokers", the company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and derivative balances, together with any long or short cash balances are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from maintaining the securities transactions of the of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

NOTE 6-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Victor Securities, LLC ("LLC"), a Delaware limited liability company wholly owned by Gargoyle IB Holdings, LLC ("GIBH") . LLC pays rent and other costs on behalf of the Company, charging the Company a management fee of $406,665 for 2011.

As of December 31, 2011, the Company has $88,823 payable to GIBH for expenses paid on its behalf.

As of December 31, 2011, the Company has a $224,000 receivable from its affiliate, GIBH.

NOTE 7-INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The Company had no significant expected tax benefits or tax liabilities as of December 31, 2011. The Company expects to have an insignificant amount of taxable income in 2011 which will be offset against net operating losses from prior periods.

There is no difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's expense for 2011.